

BANCO SANTANDER-CHILE AND SUBSIDIARIES
CONSOLIDATED FINANCIAL INFORMATION

As of February 29, 2020

The principal balances and results accumulated for the period ending February 2020 (amounts in millions of Chilean pesos).

SUMMARIZED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Principal assets	Ch$ million
Cash and deposits in banks	2,134,412
Interbank loans, net	15,732
Loans and accounts receivables from customers, net	32,875,254
Total investments	3,605,221
Financial derivative contracts	12,430,938
Other asset items	3,461,963
Total assets	**54,523,520**

Principal liabilities	Ch$ million
Deposits and other demand liabilities	10,498,562
Time deposits and other time liabilities	14,007,323
Financial derivative contracts	10,818,343
Issued debt instruments	10,219,883
Other liabilities items	5,484,168
Total equity	3,495,241
Total liabilities and Equity	**54,523,520**

Equity attributable to:	
Equity holders of the Bank	3,415,356
Non-controlling interest	79,885

SUMMARIZED CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD

Operational results	Ch$ million
Net interest income	247,698
Net fee and commission income	52,356
Result from financial operations	27,411
Total operating income	**327,465**
Provision for loan losses	(61,288)
Support expenses	(123,008)
Other results	(10,314)
Income before tax	**132,855**
Income tax expense	(25,557)
Continued operations result	**107,298**
Discontinued operations result	**-**
Net income for the period	**107,298**

Attributable to:	
Equity holders of the Bank	106,896
Non-controlling interest	402

JONATHAN COVARRUBIAS H.
Chief Accounting Officer

MIGUEL MATA HUERTA
Chief Executive Officer


Santander

BANCO SANTANDER-CHILE Y AFILIADAS
INFORMACIÓN FINANCIERA CONSOLIDADA

Al 29 de febrero de 2020

A continuación se presentan los principales saldos de balance y resultados acumulados por el periodo de cierre de mes de febrero de 2020 (cifras en millones de pesos).

ESTADO DE SITUACIÓN FINANCIERA CONSOLIDADO RESUMIDO

Principales rubros del activo	MM$
Efectivo y depósitos en bancos	2.134.412
Adeudado por bancos	15.732
Créditos y cuentas por cobrar a clientes	32.875.254
Inversiones totales	3.605.221
Contratos de derivados financieros	12.430.938
Otros rubros del activo	3.461.963
Total Activos	**54.523.520**

Principales rubros del pasivo	MM$
Depósitos y otras obligaciones a la vista	10.498.562
Depósitos y otras captaciones a plazo	14.007.323
Contratos de derivados financieros	10.818.343
Instrumentos de deuda emitidos	10.219.883
Otros rubros del pasivo	5.484.168
Total patrimonio	3.495.241
Total Pasivos y Patrimonio	**54.523.520**

Patrimonio atribuible a:	
Tenedores patrimoniales del Banco	3.415.356
Interés no controlador	79.885

ESTADO DE RESULTADOS CONSOLIDADO DEL PERIODO RESUMIDO

Resultados operacionales	MM$
Ingreso neto por intereses y reajustes	247.698
Ingreso neto de comisiones	52.356
Resultado de operaciones financieras	27.411
Total ingresos operacionales	**327.465**
Provisiones por riesgo de crédito	(61.288)
Gastos de apoyo	(123.008)
Otros resultados	(10.314)
Resultado antes de impuesto	**132.855**
Impuesto a la renta	(25.557)
Resultado de operaciones continuas	**107.298**
Resultado de operaciones discontinuas	**-**
Utilidad consolidada del periodo	**107.298**

Resultado atribuible a:	
Tenedores patrimoniales del Banco	106.896
Interés no controlador	402

JONATHAN COVARRUBIAS H.
Gerente de Contabilidad

MIGUEL MATA HUERTA
Gerente General

IMPORTANT NOTICE

The unaudited financial information has been prepared in accordance with the Compendium of Accounting Standards issued by the Financial Market Commission (FMC), formerly Superintendency of Banks and Financial Institutions (SBIF). The accounting principles issued by the FMC are substantially similar to IFRS but there are some exceptions. The FMC is the banking industry regulator according to article 2 of the General Banking Law, which by General Regulation establishes the accounting principles to be used by the banking industry. For those principles not covered by the Compendium of Accounting Standards banks can use generally accepted accounting principles issued by the Chilean Accountant's Association AG and which coincides with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). In the event that discrepancies exist between the accounting principles issued by the FMC (Compendium of Accounting Standards) and IFRS the Compendium of Accounting Standards will take precedence.

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